SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2017

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 COPA HOLDINGS, S.A. HOLDS ANNUAL SHAREHOLDERS MEETING

Copa Holdings, S.A., held its Annual Shareholders Meeting (the “Meeting”) at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 10th, 2017, at 4:00 p.m. EDT (3:00 p.m. Local Time).

The proposals approved at this meeting were the following:

The Class A Shareholders of Copa Holdings, S.A. approved:

1.	The nomination and ratification of election of Messrs. Jose Castañeda and Josh Connor, as per the recommendation of the Nominating Committee, as independent directors of the Company to hold office for a period of two years.

The Class B Shareholders of Copa Holdings, S.A. approved:

1.	The re-election, as per the recommendation of the Nominating Committee, of the following four directors whose term expires the date of the Annual Meeting, including the independent directors named above, Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and Josh Connor for a period of 2 years to expire on the annual meeting to be held in 2019.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)
Date: 5/16/2017
	By:	/s/ José Montero
Name: José Montero
Title: CFO